SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report submitted to the Israeli Securities Authority relating to the signing by the Company of a memorandum of understanding with its bank lenders.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          -----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: January 7, 2010


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                            [UNOFFICIAL TRANSLATION]

TEFRON LTD.
("THE COMPANY")

January 6th, 2010

The Company announced today the signing of a memorandumy of understanding (the "MOU") with its three bank lenders, Bank Leumi le-Israel Ltd., Bank Discount le-Israel Ltd. and Bank Hapoalim Ltd. (referred to together as : the "Banks").

The following is a summary of the main points in the MOU:

     1. The total credit line that the Banks will provide to the Company, will amount to US$ 30.75 million, of which US$ 28.95 million is the current outstanding credit line (including bank guarantees amounting to US$ 760 thousand), and the balance of approximately $ 1.8 million represents new credit (the "New Credit").

     2 Upon the signing of a definitive agreement as stated under clause 10 below, a re-organization of the current credit lines of the Company shall be performed, as follows:

          2.1 For the purpose of settling part of the current credit lines, the Banks shall provide loans amounting to $ 15 million to Tefron ("Loan A"), which will be paid by Tefron in three equal capital payments of $ 1.25 million, each at the end of the seventh, eighth and ninth years from the date on which Loan A was provided. The Loan A balance of $ 11.25 million shall be paid at the end of the tenth year, i.e. in 2019 (the "Last Capital Payment"). The Loan A capital shall bear an annual interest, at the rate to be determined between Tefron and each one of the Banks. The Loan A interest shall be paid in quarterly installments.

          Loan A shall be repaid, in whole or in part, under the following circumstances:

               2.1.1 IN THE CASE OF FUTURE CAPITAL RAISING - Fifty percent (50%) of the net value obtained by Tefron as a result of capital raising (excluding the capital raising as stated under clause 7 below), shall be used as Loan pre-payment, on account of the last principal payment.


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               2.1.2 IN THE EVENT OF A SALE OF ASSETS - The net consideration for a sale of assets, not in Tefron's ordinary course of business, to the extent that such a sale occurs, shall be used for Loan A pre-payment, on account of the last principal payment.

               It is clarified that Tefron is not entitled to sell assets not in the ordinary course of business, without the written prior agreement of the Banks.

               2.1.3 Positive cash flow - If Tefron's EBITDA, according to its consolidated annual financial statements, in a given calendar year, after deduction of interest costs, investments and maintenance costs, exceeds the amount of $ 8 million (the " Surplus Cash Flow"), 50% of the Surplus Cash Flow amount shall be used for the Loan A pre-payment, on account of the last principal payment.

          2.2 For the purpose of settling part of the current credit line, the Banks shall provide additional loans to Tefron, amounting to $ 5 million("Loan B") which will be repaid in four equal annual payments of $
     1.25 each, beginning on the last day of the third year from the date on which Loan B was provided. Loan B shall bear interest as agreed between each of the Banks and the Company.

          2.3 For the purpose of settling part of the current credit line, the Banks shall provide short-term credit lines (not to exceed one year), in an overall amount of $ 8.95 million (the "Credit Lines"). Tefron and the Banks shall agree on the interest rate to be borne by the credit and on payment dates.

     3 Subject to the Banks' receiving guarantees (in the form that is acceptable to the Banks) by Fimi 2001 Ltd's. of Tefron's debt to the Banks amounting to US$ 900 thousands, and guarantees (in the form that is acceptable to the Banks) by Mivtach Shamir Holdings Ltd's. of Tefron's debt to the Banks amounting to US$ 900 thousands, (the "Norfet(1) Partners' Guarantees")' and subject to the absence of any legal prohibition, the Banks shall provide the new credit to Tefron as a short-term credit line. Subject to the above, the date on which the Banks shall provide the new credit shall be agreed between the Banks and Tefron.

                                                                      ----------

     (1) As at the date of this immediate report, Norfet Limited Partnership holds approximately 21.76 % of the Company's issued and outstanding share capital.


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     It is agreed that the Norfet Partners' Guarantees shall become effective upon the receipt of the new credit by Tefron. It is further agreed that the Norfet Partners' Guarantees shall become void immediately following the execution of a rights offering of shares or private investment in its shares, in which Norfet Limited Partnership or whoever shall participate on its behalf in such rights offering, will exercise rights to purchase Tefron's ordinary shares in an amount of no less than $ 4 million.

     4 COVENANTS AND ADDITIONAL COMMITMENTS:

          4.1 The Banks provided waivers for the Company's inability to meet its financial covenants for the year 2009.

          4.2 IN THE YEAR 2010, THE FOLLOWING COVENANTS SHALL APPLY TO THE
     COMPANY:

               4.2.1 The Company's EBITDA for the year 2010 shall be POSITive, according to its consolidated financial statemENTS.

               4.2.2 The company's equity, according to its consolidated Financial statements for the year 2010, shall be no less than $ 35 millioN.

          4.3 The Company and the Banks shall agree on the covenants for the years 2011 and on no later than on November 30th, 2010. Should the parties not reach such an agreement, then the existing conditions shall apply to Tefron Ltd.


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          4.4 Tefron has undertaken not to distribute dividends and not to pay management fees and/ or any other payment of any type whatsoever, to the shareholders, as long as Loan A and Loan B have not been repaid in full.

          4.5 Tefron has undertaken that the amount of cash, inventory and receivables (according to its consolidated financial statements) shall be no less, at all times, than $ 33 million. In addition receivables shall be no less than $9 million.

     5 Subject to the occurrence of clause 4.5 above, Tefron shall be entitled to enter factoring agreements on account of its customers, in a total amount of up to $ 2.5 million.

     6 Tefron and the Banks shall negotiate an equity-kicker to the Banks.

     7 The Company shall execute a rights offering and/ or private placement by the end of the first quarter of the year 2010, in which an amount of no less than $ 4 million shall be invested in Tefron's equity.

     8 Tefron shall endeavor to reach an agreement with the owners of the property where the plant is located at Misgav, in order to reduce the rental fee and vacate the headquarters building.

     9 The Banks' agreements to the abovementioned principles are subject to the fulfillment by Tefron of its commitments described above.

     10 Tefron and the Banks shall enter the accelerated procedure of converting the MOU into a definitive binding agreement to be signed no later than March 31st, 2010.


Eran Rotem, CFO
TEFRON Ltd.


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